AVANYX THERAPEUTICS, INC.
12 Appleton Circle
Newton, Massachusetts 02459

October 13, 2010

By Facsimile and EDGAR Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avanyx Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1, as amended
(File No. 333-164785)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Standard Time, on Friday, October 15, 2010, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

●
Should the Securities and Exchange Commission (the “Commission”), or the Commissions staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Company may not assert comments from the Commission or the staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AVANYX THERAPEUTICS, INC.

By:	/s/ David H. Platt, Ph.D
Name: David H. Platt, Ph.D
Title: Chief Executive Officer